                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 4)


                               Netpliance, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  64115K103
                           -------------------------
                                (CUSIP Number)


                                James E. Cahill
                        7501B N. Capital of Texas Hwy.
                             Austin, Texas  78731
                                (512) 681-8300
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 8, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 pages)

_______________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================

                                SCHEDULE 13D/A
CUSIP NO. 64115K 10 3                                        Page 2 of 9 Pages
         -----------------                                --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John F. McHale
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,514,095
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          17,514,095
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,514,095
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

==============================================================================

                                SCHEDULE 13D/A
CUSIP NO. 64115K 10 3                                        Page 3 of 9 Pages
         -----------------                                --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kent A. Savage
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,379,199
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,379,199
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,379,199
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

==============================================================================

                                SCHEDULE 13D/A
CUSIP NO. 64115K 10 3                                        Page 4 of 9 Pages
         -----------------                                --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kenneth A. Kalinoski
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,873,868
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,873,868
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,873,868
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

==============================================================================

                                SCHEDULE 13D/A
CUSIP NO. 64115K 10 3                                        Page 5 of 9 Pages
         -----------------                                --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      David S. Lundeen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          103,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          103,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      103,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

==============================================================================

                                SCHEDULE 13D/A
CUSIP NO. 64115K 10 3                                        Page 6 of 9 Pages
         -----------------                                --------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Watershed Capital I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,873,023
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,873,023
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,873,023
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 3 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 17,514,095 shares of Common Stock of the Issuer. Mr. McHale's 17,514,095 shares include: (i) 17,198,375 shares held by Mr. McHale individually; and (ii) an aggregate of 315,720 shares held in trust for the benefit of family members of Mr. McHale; and exclude (i) 1,774,000 shares, all or a portion of which Mr. McHale is obligated to purchase on March 3, 2004 pursuant to a Stock Purchase Agreement dated March 3, 2001 by and between Mr. McHale and Mr. Savage and Savage Interest, L.P. (the "September Stock Purchase Agreement"), incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed December 21, 2000 by the Reporting Persons, as amended by an Amendment Agreement, which is incorporated herein by reference and attached as Exhibit
99.22 hereto (the "Amendment Agreement"), which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to a Pledge Agreement dated March 3, 2001 to secure that certain Promissory Note dated March 3, 2001 by Mr. Savage and Savage Interests, L.P. in the principal amount of $887,000 (the "$887,000 Pledge Agreement and Note") incorporated herein by reference to
Exhibit 99.17 and Exhibit 99.18 to the Schedule 13D filed December 21, 2000 by the Reporting Persons; and (ii) 4,289,199 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to another Pledge Agreement dated March 3, 2001 to secure that certain Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000 (the "$500,000 Pledge Agreement and Note") incorporated herein by reference to Exhibit 99.19 and Exhibit 99.20 to the Schedule 13D filed December 21, 2000 by the Reporting Persons. Mr. McHale's 17,514,095 shares of Common Stock represent approximately 28.9% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Savage beneficially owns 4,379,199 shares of Common Stock of the Issuer. Mr. Savage's 4,529,199 shares include: (i) 1,063,652 shares held by Mr. Savage individually; (ii) an aggregate of 90,000 shares held in trust for the benefit of family members of Mr. Savage; and (iii) 3,225,547 shares held by Savage Interests L.P., and includes all the shares Mr. Savage and Savage Interests L.P. have pledged as security pursuant to the $500,000 Pledge Agreement and Note and the $887,000 Pledge Agreement and Note. Mr. Savage's 4,379,199 shares of Common Stock represent approximately 7.2% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Savage has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Kalinoski beneficially owns 3,873,868 shares of Common Stock of the Issuer. Mr. Kalinoski's 3,873,868 shares include: (i) 3,633,868 shares held by Kalinoski, LTD for the benefit of Mr. Kalinoski and family members; and (ii) 240,000 shares held by the two minor children of Mr. Kalinoski. Mr. Kalinoski's 3,873,868 shares of Common Stock represent approximately 6.4% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Kalinoski has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any member of the Buyout Group is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 50.7% of the outstanding shares of Common Stock of the Issuer.

The determination of percent beneficial ownership of Common Stock is based upon there being 60,653,217 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On August 8, 2001, Kalinoski, LTD. and JPW Opportunity Fund, LTD. entered into a Stock Purchase Agreement, which is incorporated herein by reference and attached as Exhibit 99.21 hereto, pursuant to which Kalinoski, LTD. sold 530,000 shares of Common Stock to JPW Opportunity Fund, LTD. for $0.39 per share.

On August 15, 2001, Mr. McHale, Mr. Savage and Savage Interests L.P. entered into the Amendment Agreement, which is incorporated herein by reference and attached as Exhibit 99.22 hereto, pursuant to which (i) the September Stock Purchase Agreement was amended to provided that the closing of the purchase thereunder would be on March 3, 2004, and (ii) the $887,000 Pledge Agreement and Note was amended to extend the maturity date to March 3, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.21 Stock Purchase Agreement by and between Kalinoski, LTD. and JPW Opportunity Fund, LTD. dated August 8, 2001.

Exhibit 99.22 Amendment Agreement by and between Mr. McHale and Mr. Savage and Savage Interests, L.P. dated August 15, 2001.

                                   SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Amendment No. 4 to Schedule 13D has been signed by the following persons on August 15, 2001.


                              By:     /s/JOHN F. MCHALE
                                    --------------------------------------
                                    John F. McHale

                              By:     *
                                    --------------------------------------
                                    Kent A. Savage

                              By:     *
                                    --------------------------------------
                                    Kenneth A. Kalinoski

                              By:     *
                                    --------------------------------------
                                    David S. Lundeen

                              WATERSHED CAPITAL I, L.P.

                              By:  Watershed Capital G.P. I, L.P.,
                                   its general partner
                                   By:  Watershed Capital GP I, L.L.C,
                                      its general partner

                                   By:  *
                                    --------------------------------------
                                     David S. Lundeen, Managing Member

                              *    By:  /s/ JOHN F. MCHALE
                                    --------------------------------------
                                     Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit 99.21 Stock Purchase Agreement by and between Kalinoski, LTD. and JPW Opportunity Fund, LTD. dated August 8, 2001.

Exhibit 99.22 Amendment Agreement by and between Mr. McHale and Mr. Savage and Savage Interests, L.P. dated August 15, 2001.